SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                  FORM 12b-25

                          Notification of Late Filing

                                          Commission File Number 1-11353

(Check one)

[X] Form 10-K and Form 10-KSB [ ] Form 11-K
[ ] Form 20-F [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

      For period ended December 31, 1996

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

               For the transition period ended _____________________________

               Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

               If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________

_____________________________________________________________________________



                                  PART I


                          REGISTRANT INFORMATION


       Full name of registrant   Laboratory Corporation of America Holdings
                                 -------------------------------------------

       Former name if applicable ___________________________________________


       Address of principal executive office (Street and Number)

                                 358 South Main Street
                                 ---------------------

       City, State and Zip Code  Burlington, North Carolina 27215
                                 -------------------------------------------


                                  PART II


                          RULE 12b-25(b) AND (c)

               If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

               [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

               [X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.



                                 PART III


                                 NARRATIVE

               State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

      Laboratory Corporation of America Holdings is currently in the process of negotiating the terms of an Amended and Restated Credit Agreement with its existing lenders as well as finalizing various issues related to its proposed offering to existing stockholders of rights to purchase preferred stock. As this has consumed significant management resources, the Annual Report on Form 10-K could not be filed within the prescribed time period without unreasonable effort or expense.





                                  PART IV


                             OTHER INFORMATION

               (1) Name and telephone number of person to contact in regard to this notification.

       Bradford T. Smith                    (910) 229-1127
    ----------------------          ------------------------------
            (Name)                  (Area Code) (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                [X]  Yes       [ ] No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                [ ] Yes       [X]  No*


                Laboratory Corporation of America Holdings
            --------------------------------------------------
               (Name of Registrant as Specified in Charter)

      Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 31, 1997      By /s/ Wesley R. Elingburg
      --------------         -------------------------------------
                             Wesley R. Elingburg
                             Executive Vice President,
                             Chief Financial Officer and Treasurer


_______________
* Any significant changes in results of operations have been previously disclosed.